Act: 1934
Section:
Rule: 12H-3
Public Availability: 2/1/2013



13000616

PE 01/29/2013 DC

February 1, 2013

NO ACT

Received SEC

FEB 01 2013

Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: iSecuretrac Corp.
Incoming letter dated January 29, 2013

Based on the facts presented, the Division will not object if iSecuretrac stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2012. In reaching this position, we note that iSecuretrac has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, iSecuretrac will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2012.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carmen Moncada-Terry
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

February 1, 2013

Mail Stop 4561

Steven P. Amen
Kutak Rock LLP
The Omaha Building
1650 Farnam Street
Omaha, Nebraska 68102-2186

Re: iSecuretrac Corp.

Dear Mr. Amen:

In regard to your letter of January 29, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

KUTAK ROCK LLP

THE OMAHA BUILDING
1650 FARNAM STREET

OMAHA, NEBRASKA 68102-2186

402-346-6000
FACSIMILE 402-346-1148

www.kutakrock.com

ATLANTA
CHICAGO
DENVER
FAYETTEVILLE
IRVINE
KANSAS CITY
LITTLE ROCK
LOS ANGELES
MINNEAPOLIS
OKLAHOMA CITY
PHILADELPHIA
RICHMOND
SCOTTSDALE
WASHINGTON
WICHITA

January 29, 2013

Rule 12h-3 under the Securities Exchange Act of 1934
Section 15(d) of the Securities Exchange Act of 1934

VIA ONLINE SUBMISSION
(https://www.sec.gov/forms/corp_fin_noaction)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: iSecuretrac Corp. (Commission File No. 000-26455)

Ladies and Gentlemen:

We are writing on behalf of iSecuretrac Corp. (the "Company"), a smaller reporting company, to request that a letter be issued advising the Company that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs with the Company's view that the updating pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), of the Company's Registration Statements on Form S-8 (File Nos. 333-64056, 333-88798, 333-114513, 333-136891, 333-136893 and 333-136894) during the Company's 2011 and 2012 fiscal years would not preclude the Company from utilizing Rule 12h-3(a) and (b)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend the Company's duty to file with the Commission the reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder with respect to the Company's common stock, par value $0.001 per share (the "Common Stock"). We also ask the Staff to confirm that it will not recommend enforcement action by the Commission if the Company files a Form 15 pursuant to Rule 12g-4 and Rule 12h-3 under the Exchange Act on or before the due date for the Company's next periodic report, an annual report on Form 10-K for the year ended December 31, 2012, to (a) terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and (b) suspend the Company's reporting obligations under Section 15(d) of the Exchange Act, with the result that the Company would not file an annual report on Form 10-K for the year ended December 31, 2012.

Except as otherwise set forth herein, the information set forth in this letter regarding the Company is as provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf. The Company will file with the Commission all required periodic and current reports until the date the Company files with the Commission a Form 15 to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and suspend the Company's reporting obligations under Section 15(d) of the Exchange Act.

Background

The Company is a "smaller reporting company" with a current public float of approximately $2,800,000. The Company's reported total assets, as shown in its Annual Reports on Form 10-K for the years ended December 31, 2009, 2010 and 2011, were $9,830,368, $8,278,168 and $8,509,658, respectively. The Company's total assets as of December 31, 2012 were approximately $7,100,000. The Company is current in all of its Exchange Act reports through the date hereof.

As of the date of this letter, the Company had 373 holders of record (as determined pursuant to Rule 12g5-1 under the Exchange Act) of its Common Stock. Of the 48,820,581 shares of the Common Stock outstanding as of the date of this letter, 34,018,620 or approximately 69.7% are owned by one shareholder. The Company's ten largest shareholders collectively own 40,857,168 or approximately 83.7% of the total shares of Common Stock outstanding. These principal shareholders include several directors and executive officers of the Company. None of the remaining 362 shareholders of record hold a significant position in the Common Stock and 147 of these remaining shareholders own less than one round lot of the shares.

There is no active trading market for the Common Stock. Although the Common Stock is quoted in the OTC Bulletin Board under the symbol "ISEC", there is very little trading activity in the Common Stock. During 2012, the total trading volume of the Common Stock was approximately 636,000 shares or approximately 1.3% of the shares outstanding. No trading activity at all occurred with respect to the Common Stock on 157 days, or approximately 60% of the aggregate trading days, during 2012.

The only classes of Company securities (equity or debt) that are currently outstanding are (i) the Common Stock, (ii) options to purchase 2,796,299 shares of Common Stock issued under various employment agreements and the Company's 2001 Plan and 2006 Plan (described in more detail below) and (iii) 14,070 shares of the Company's Series C 8% Cumulative, Compounding Exchangeable Preferred Stock ("Series C Preferred Stock"). The Company filed a registration statement on Form 10-SB on June 22, 1999 to register the Common Stock under

Section 12(g) of the Exchange Act. The Common Stock constitutes the only class of the Company's securities that is registered under Section 12 of the Exchange Act. The Company has not issued (a) any other class of securities that is registered, or required to be registered, under Section 12 of the Exchange Act or (b) any other class of securities, including any class of debt securities, subject to the requirements of Section 15(d) of the Exchange Act. The Company has no outstanding debt securities and has no contractual obligations that would require the Company to continue to file reports pursuant to Section 13(a) or 15(d) of the Exchange Act.

The shares of Series C Preferred Stock were issued in a private placement that was exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof. All of these shares are held by a single shareholder. The shares of Series C Preferred Stock are exchangeable for 67,291 shares of Common Stock and warrants to purchase an additional 88,459 shares of Common Stock at a price of $2.30 per share exercisable for five years following exchange. In the event that shares of the Series C Preferred Stock were converted into Common Stock and warrants, the Company would issue such Common Stock and warrants pursuant to the exemption provided by Section 3(a)(9) of the Securities Act. In the event Common Stock were to be issued upon the exercise of any such warrants, the Company would issue the Common Stock pursuant to the exemption provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The Company acknowledges that the shares of Common Stock issued upon the conversion of the Series C Preferred Stock or the exercise of such warrants, and the warrants themselves, will be restricted securities that may only be resold by the holder thereof pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from registration under the Securities Act. The holder of the Series C Preferred Stock does not have any registration rights with respect to the Preferred Stock or the shares of Common Stock or warrants that would be issuable in exchange for the Preferred Stock or upon the exercise of such warrants, as the case may be.

The Company has issued stock options under various employment contracts with certain of its former executive officers. In addition, the Company has adopted three equity incentive plans, known as the 2001 Omnibus Equity Incentive Plan (the "2001 Plan"), the 2006 Omnibus Equity Incentive Plan (the "2006 Plan") and the 2011 Omnibus Equity Incentive Plan (the "2011 Plan" and, collectively, the "Plans") under which it is authorized to issue stock options and other forms of equity compensation to its employees and directors. The following table provides certain information regarding the outstanding stock options issued by the Company as of December 31, 2012:

Plan	Issued & Outstanding at 12/31/12	Exercise Price Range Low	High	Weighted Average Exercise Price	Maturity
Various employment contracts	369,018	2.82	3.14	2.91	No Maturity
Various employment contracts	250,000	2.30	2.30	2.30	April 2014
2001 Omnibus Plan	10,000	2.30	2.30	2.30	May '13 to June '14
2006 Omnibus Plan	2,167,281	0.14	2.49	1.02	Nov '13 to Nov '22
2011 Omnibus Plan	-				
	2,796,299				

Options for all but 500 shares of Common Stock have exercise prices at or above the last reported trading price of the Common Stock. The remaining stock options have exercise prices substantially in excess of the highest trading price reported for the Common Stock during the past twelve months. Accordingly, the Company expects that most, if not all, of these options will not be exercised. A total of 57 individuals hold stock options.

The Company seeks to terminate its Exchange Act registration and suspend its Exchange Act reporting obligations. Subject to the receipt of the no-action relief sought in this letter, but before the due date of its Form 10-K for the year ended December 31, 2012, which is April 1, 2013, the Company intends to file a Form 15 with the Commission to (a) deregister the Common Stock under Section 12(g) of the Exchange Act and (b) suspend it duty to file reports under Section 15(d) of the Exchange Act.

The Company acknowledges that if on the first day of any subsequent fiscal year there are more than 500 holders of record of the Company's Common Stock or the Company's total assets exceed $10 million and it has more than 300 holders of record of the Company's Common Stock, the suspension of reporting obligations under section 15(d) of the 34 Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

Registration Statements

The Company has filed the following registration statements on Form S-8 under the Securities Act of 1933, as amended (the "Securities Act"):

(i) Form S-8 (File No. 333-64056) filed on June 28, 2001 to register 100,000 shares[1] of Common Stock available to be issued under the 2001 Plan;

(ii) Form S-8 (File No. 333-88798) filed on May 22, 2002 to register 675,000 shares[1] of Common Stock available to be issued under options provided for by various executive employment agreements;

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[1] Adjusted to reflect one for ten reverse stock split that occurred on September 19, 2005.

(iii) Form S-8 (File No. 333-114513) filed on April 16, 2004 to register 340,041 shares[1] of Common Stock available to be issued under options provided for by various executive employment agreements;

(iv) Form S-8 (File No. 333-136891) filed on August 25, 2006 to register 537,375 shares of Common Stock available to be issued under options provided for by various executive employment agreements;

(v) Form S-8 (File No. 333-136893) filed on August 25, 2006 to register 3,000,000 shares of Common Stock available to be issued under the 2006 Plan; and

(vi) Form S-8 (File No. 333-136894) filed on August 25, 2006 to register 68,878 that became additional shares of Common Stock available to be issued under the 2001 Plan.

The Company did not file a registration statement with respect to the 2011 Plan because it determine that it was unlikely to issue shares of Common Stock pursuant to the 2011 Plan and did not want to incur the cost associated with registration. No shares of Common Stock have been issued by the Company under any of the foregoing registration statements on Form S-8 during its fiscal years ended December 31, 2011 and 2012 or during its current fiscal year. However, each of the Form S-8 registration statements was automatically updated during 2011 and 2012 for purposes of Section 10(a)(3) of the Securities Act as a result of the filing of the Company's Annual Reports on Form 10-K for the year ended December 31, 2010 and 2011, respectively. On January 22, 2013, the Company filed a post-effective amendment to each Form S-8, removing from registration all unsold securities under such Form S-8. Pursuant to Rule 462(a), each of these post-effective amendments became effective automatically upon filing thereof.

In addition to the registration statements on Form S-8, the Company filed the following registration statements on Form SB-2 under the Securities Act:

(i) Form SB-2 (File No. 333-74262) which became effective on April 11, 2002 with respect to the issuance of 400,000[3] shares of Common Stock by the Company and 1,598,652[2] shares of Common Stock by the selling shareholders named therein;

(ii) Form SB-2 (File No. 333-104418) which became effective on April 17, 2003 with respect to the sale of 1,751,497[3] shares of Common Stock by the selling shareholders named therein;

[2] Adjusted to reflect one for ten reverse stock split that occurred on September 19, 2005.

(iii) Form SB-2 (File No. 333-118135) which became effective on September 2, 2004 with respect to the sale of 3,933,332[3] shares of Common Stock by the selling shareholders named therein; and

(iv) Form SB-2 (File No. 333-129934) which became effective on December 12, 2005 with respect to the sale of 17,349,262 shares of Common Stock by the selling shareholders named therein.

These registration statements on Form SB-2 do not purport to incorporate later-filed Exchange Act reports of the Company and, accordingly, were not automatically updated for purposes of Section 10(a)(3) of the Securities Act during 2011 or 2012 by the filing of the Company's Exchange Act reports. The Company did not file post-effective amendments to any of its registration statements on Form SB-2 during 2011 or 2012 in order to incorporate its audited financial statements into those registration statements. On January 18, 2013, the Company filed post-effective amendments to each of its registration statements on Form SB-2[3] in order to remove from registration all unsold securities registered thereunder. These post-effective amendments were declared effective by the Commission on January 28, 2013.

The Company does not have any other registration statements on file that became effective or were automatically updated under Section 10(a)(3) of the Securities Act during the Company's 2011, 2012 or 2013 fiscal years through the date of this letter.

Discussion

The Company meets the requirements of Rule 12h-3(a) because it has filed all reports required by Section 13(a) (without regard to Rule 12b-25) for its most recent three fiscal years and for the portion of the current year before the date of filing a Form 15. Furthermore, the Company meets the requirements of Rule 12h-3(b) because it has fewer than 500 shareholders of record and its total assets have not exceeded $10 million on the last day of each of the Company's most recent fiscal years. Accordingly, but for Rule 12h-3(c), the Company would qualify for the immediate relief provided by Rule 12h-3(a). Notwithstanding Rule 12h-3(c), we believe that the Company should be able to rely on Rule 12h-3(a) to immediately suspend its duty to file reports under section 15(d) upon the filing of the Form 15 because it is otherwise eligible, no shares have been sold under any of its Form S-8 registration statements during 2011, 2012 or 2013, and the benefits of continued reporting are outweighed by the burdens on the Company of continuing to prepare and make such filings.

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons and the burdens of continued reporting outweigh the benefits to the investing public. Rule 12h-3(a) states in pertinent part that subject to paragraph (c), "the duty under section 15(d) to file reports required by section 13(a) of the Act

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[3] Under cover of Form S-1.

with respect to a class of securities specified in paragraph (b) of this section held of record by less than 500 persons, where the total assets of the issuer have not exceeded $10 million on the last day of each of the issuer's most recent three fiscal years shall be suspended . . . *immediately* upon filing with the Commission a certification on Form 15 . . . if the issuer of such class has filed all reports required by section 13(a), without regard to Rule 12b-25 . . . , for . . . its most recent three fiscal years and the portion of the current year preceding the date of filing Form 15 . . .." Paragraph (c) makes that relief unavailable with respect to securities eligible for relief under 12h-3(b)(ii) for the fiscal years in which a registration statement relating to that class is required to be updated pursuant to Section 10(a)(3) of the Act and the two succeeding fiscal years.

Notwithstanding the language of Rule 12h-3(c), the Staff in Release No. 34-20263 (October 5, 1983) noted that "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed, *particularly where smaller companies are involved,"* and that the purpose of Rule 12h-3(c) "is in keeping with the philosophy . . . that generally the investing public should have available complete information about the issuer's activities *at least through the end of the year in which it makes a registered offering"* (p.3). Accordingly, the Staff has granted no-action relief from Rule 12h-3(c) where, as here, no shares were issued or sold under a registration statement during the year for which such relief was sought notwithstanding such updating. In this regard, please see Questar Assessment, Inc. (Available June 22, 2008); Decorator Industries, Inc. (Available March 23, 2011); WaveRider Communications Inc. (Available March 31, 2006); Metro One Telecommunications (Available March 4, 2009); Nyer Medical Group (Available June 30, 2010); Craftmade International (Available January 27, 2010); International Wire Group (Available November 6, 2009).

In determining to suspend the Company's duty to file periodic and current reports under Section 15(d), the Company's Board of Directors concluded that the financial and administrative burden of continued registration and periodic reporting outweigh the benefits of remaining a reporting company. The Company has reported net losses from operations for a number of years and operates at or close to cash flow breakeven. The Company estimates that its annual cost of compliance with its Exchange Act obligations are approximately $210,000. The Board of Directors believes that these costs are unnecessary and excessive and that the funds spent on an annual basis to prepare and file SEC reports, proxy statements and other filings could be used more effectively to meet the Company's current working capital needs, expanding its business and other purposes that will provide more tangible and direct benefits to the Company's shareholders.

The Company has not utilized the capital markets to raise money through a registered offering since 2002. The Company has deregistered all shares of Common Stock registered under the six Form S-8 registration statements and four Form SB-2 registration statements filed by it. The outstanding shares of Common Stock are highly concentrated in the hand of a small number of holders, many of whom are directors and executive officers of the Company who have access to all information regarding the Company. A substantial number of the unaffiliated stockholders own positions in the Company's common stock that are so insignificant that one can truly question what, if any, bona fide interest they would have in the Company's Exchange Act filings. This lack of interest in the Company is reflecting in the lack of any meaningful trading volume in the Company's Common Stock.

The holders of options to purchase shares of Common Stock registered pursuant to the various Form S-8 registration statement are held by current or former officers, employees and/or directors of the Company. All but a handful of such options have exercise prices that are higher than the price at which the Common Stock is currently trading. No stock options have been exercised during the Company's fiscal years 2011, 2012 or during the current fiscal year, and the Company believes it is unlikely that any options will be exercised in the foreseeable future, if at all. After the filing of the Form 15, any issuance of securities as a result of an exercise of these outstanding stock options will comply with Rule 701 under the Securities Act. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. Each of the Plans satisfies the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act, as provided in Rule 701(g). Therefore, any shares of Common Stock acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration. Accordingly, the Company acknowledges, and will advise all of its option holders that Common Stock acquired upon the exercise of options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from such registration.

Conclusion

Under the circumstances described in this letter and for the reasons discussed above, we respectfully request that the Staff confirm that it concurs with the Company's view that the updating of the Company's Registration Statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act during the Company's 2011 and 2012 fiscal year will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission reports required by Section 15(d) of the Exchange Act and the rules and regulations thereunder with respect to the Common Stock, including the Company's duty to file its next periodic report, an annual report on Form 10-K for the year ended December 31, 2012. If the Staff grants the relief sought by this letter, the Company intends to file a single Form 15 requesting simultaneously (a) the termination of the registration of the Common Stock under Section 12(g) of the Exchange Act and (b) the suspension of its obligations to file periodic and current reports under Section 15(d) of the Exchange Act.

Should the Staff disagree with any of the view discussed in this letter, we would appreciate an opportunity to discuss the matter with the Staff before it issues a written response to this letter. Please contact me at (402) 231-8721 or via email at steven.amen@kutakrock.com. Thank you in advance for your consideration of this matter.

Very truly yours,

/s/ Steven P. Amen

Steven P. Amen

cc: Mr. Lincoln Zehr